UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

NEUROONE MEDICAL TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its corporate charter)

000-54716

(Commission File No.)

Delaware	27-0863354
(State of Incorporation)	(IRS Employer Identification No.)

10006 Liatris Lane, Eden Prairie, MN 55347

(Address of principal executive offices, including zip code)

952-237-7412

(Registrant's telephone number, including area code)

Original Source Entertainment, Inc.

24 Turnberry Dr.

Williamsville, New York 14221

(Former name or former address, if changed since last report)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

NEUROONE MEDICAL TECHNOLOGIES CORPORATION

c/o David Rosa

10006 Liatris Lane

Eden Prairie, MN 55347

952-237-7412

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 21, 2017 (the “Mailing Date”) to the holders of record at the close of business on July 20, 2017 (the “Record Date”) of shares of our common stock, par value $0.001 per share (“Common Stock”) of NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Agreement and Plan of Merger and Reorganization, dated July 20, 2017 (the “Merger Agreement”), by and among (i) the Company, (ii) OSOK Acquisition Company, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of the Company, and (iii) NeuroOne, Inc., a Delaware corporation. The transactions contemplated by the Merger Agreement (the “Acquisition”) were consummated on July 20, 2017 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “NeuroOne,” “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of the Company and its consolidated subsidiaries following the Closing Date of the Acquisition.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 7,864,994 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Merger Agreement, pursuant to which (i) all outstanding shares of common stock of NeuroOne, Inc., par value $0.0001 per share, or the NeuroOne Shares, were exchanged for shares of our common stock, par value $0.001 per share, or the Company Shares, (ii) all options to purchase NeuroOne Shares, or the NeuroOne Options were replaced with options to acquire shares of our common stock, or the Company Options based on the Exchange Ratio, with corresponding adjustments to their respective exercise prices, (iii) all warrants to purchase NeuroOne Shares, or NeuroOne Warrants, were replaced with warrants to purchase shares of our common stock, or Company Warrants, and (iv) we assumed the outstanding convertible promissory notes of NeuroOne, Inc. Also on the Closing Date, Amer Samad tendered for cancellation 3,500,000 Company Shares held by him as part of the conditions to Closing. The signing of the Merger Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which Mr. Samad was no longer our majority stockholder. The shares issued to the NeuroOne, Inc. stockholders in the Acquisition constituted approximately 80% of our issued and outstanding shares of Common Stock as of and immediately after the consummation of the Acquisition.

Until the Closing Date, Amer Samad was the only officer and director of the Company. In connection with the Acquisition and pursuant to the Merger Agreement, Mr. Samad appointed David Rosa, the person designated by NeuroOne, Inc. to our board of directors (the “Board”). On the Closing Date, Mr. Samad and Mr. Rosa appointed Paul Buckman, Suraj Kalia and Jeffrey Mathiesen (collectively, the “New Directors”) to serve on the Board. Mr. Samad also delivered his letter of resignation from our Board. Mr. Samad’s resignation from the Board and the appointment of the New Directors will be effective on the 10th day following the Mailing Date (the “Effective Date”).

On the Closing Date and pursuant to the Merger Agreement, Mr. Samad also submitted his resignation as the sole officer of the Company. Pursuant to the Merger Agreement, the parties thereto agreed that the officers of NeuroOne, Inc. immediately prior to the effective time of the Acquisition would become officers of the Company immediately following the effective time of the Acquisition. In connection therewith, and on the same date, the Board appointed Mr. Rosa as the Chief Executive Officer, Mark Christianson as the Vice President of Marketing and Sales and Thomas Bachinski as the Chief Development Officer, effective immediately.

The incoming directors had not been directors of NeuroOne Medical Technologies Corporation at the time of their appointment, did not hold any positions with NeuroOne Medical Technologies Corporation nor have they been involved in any transactions with NeuroOne Medical Technologies Corporation or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Transactions between such directors and officers and NeuroOne, Inc. are disclosed under “Certain Relationships and Related Transactions” below. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of the Closing, taking into account the conversion of all NeuroOne Shares and NeuroOne Options into Company Shares and Company Options, respectively, in the Acquisition for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days after the Closing. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for persons listed in the table is c/o NeuroOne Medical Technologies Corporation, c/o David Rosa, 10006 Liatris Lane, Eden Prairie, Minnesota 55347.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Ownership(1)
Greater than 5% stockholders
Wade Fredrickson(2) 4825 Suburban Drive Shorewood, Minnesota 55331	2,840,731		36.12%
Chromium 24 LLC(3) 135 East 18th Street New York, New York 10003	790,499		10.05%
Mayo Foundation for Medical Education and Research (4) 200 First Street SW Rochester, Minnesota 55905	859,976		10.93%
Lifestyle Healthcare LLC(5) 404 East 79th Street, Apt 28G New York, New York 10075	542,622		6.90%
Named Executive Officers and Directors
David Rosa	793,822		10.09%
Amer Samad(6)	15,728		*
Paul Buckman(7)	34,020	(8)	*
Suraj Kalia(7)	34,020	(8)	*
Jeffrey S. Mathiesen(7)	34,020	(8)	*
Thomas Bachinski	215,453	(9)	2.74%
Mark Christianson	1,423,206		18.10%
All Directors and Officers as a Group (4 persons) (10)	2,448,209		31.1%

* Less than one percent.

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(1)	Based on 7,864,994 shares of common stock outstanding as of the Closing.

(2)	Mr. Fredrickson is our former Vice President of Therapy and Product Development.

(3)	Chromium 24, LLC is a Delaware limited liability company that is controlled by John Kalem. Mr. Kalem has sole voting and investment power over these shares.

(4)	Mayo Clinic, a Minnesota corporation, is the controlling corporation of Mayo Foundation for Medical Education and Research. Mayo Clinic disclaims beneficial ownership of these shares.

(5)	Lifestyle Healthcare LLC is a Delaware limited liability company. Dmitri Saprikyn is a partner of Lifestyle Healthcare LLC and has voting and investment control over these shares.

(6)	Mr. Samad has resigned from the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1. At the Closing, Mr. Samad tendered for cancellation 3,500,000 shares (pre-Acquisition) of our common stock held by him, as part of the conditions to Closing.

(7)	Messrs Buckman, Kalia and Mathiesen, who are directors of NeuroOne, Inc., have been appointed to the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1.

(8)	Consists of an option to purchase 34,020 shares of our common stock issued pursuant to the 2016 Plan.

(9)	Consists of shares of restricted stock issued pursuant to the 2016 Plan and a subscription agreement. Pursuant to the subscription agreement, the shares of restricted stock were subject to a repurchase option until the vesting milestones had been achieved. All such vesting milestones were achieved as of the Closing of the Acquisition and, as such, the shares are held outright and no longer remain subject to the repurchase option.

(10)	Includes shares beneficially owned by Messrs. Rosa, Samad, Bachinski and Christianson, our directors and officers at the Closing of the Acquisition. The number of shares beneficially owned by Messrs. Rosa, Buckman, Kalia, Mathiesen, Bachinski and Christianson (6 persons), our directors and officers effective on the 10th day following our filing of the Schedule 14F-1, is 2,534,541 (31.8%).

Changes in Control

There are no current arrangements that will result in a future change in control of the Company.

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LEGAL PROCEEDINGS

From time to time, we are subject to litigation and claims arising in the ordinary course of business. Other than the letter received in May 2017 from the former employer of Mark Christianson and Wade Fredrickson claiming, among other things, certain breaches of non-competition obligations and confidentiality and non-disclosure obligations to such prior employer and federal and state law by virtue of such officers’ work for us, we are not currently a party to any material legal proceedings and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth information concerning our directors and executive officers, including their ages as of the Closing of the Acquisition:

Name	Age	Position
Executive Officers:
David Rosa	53	Chief Executive Officer, President and Director
Mark Christianson	50	Vice President, Business Development and Marketing
Thomas Bachinski	56	Chief Development Officer
Non-management Directors:
Amer Samad	33	Director (1)
Paul Buckman	61	Chairman of the Board of Directors(2)
Suraj Kalia	44	Director(2)
Jeffrey Mathiesen	56	Director(2)

(1)	Mr. Samad has resigned from the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1.
(2)	Messrs Buckman, Kalia and Mathiesen, who are directors of NeuroOne, Inc., have been appointed to the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1.

Executive Officers

David Rosa

Mr. Rosa has served as the Chief Executive Officer and as a director of NeuroOne, Inc. since October 2016 and was appointed as Chief Executive Officer, President and a director of the Company upon the Closing of the Acquisition. From November 2009 to November 2015, Mr. Rosa served as the chief executive officer and president of Sunshine Heart, Inc., a publicly-held early-stage medical device company. From 2008 to November 2009, Mr. Rosa served as chief executive officer of Milksmart, Inc., a company that specializes in medical devices for animals. From 2004 to 2008, Mr. Rosa served as the vice president of global marketing for cardiac surgery and cardiology at St. Jude Medical.

Mr. Rosa’s qualifications to serve on the Board include his senior leadership experience in the medical device industry. In addition, his day-to-day leadership of the Company gives him critical insights into the Company’s operations, strategy and competition, and he facilitates the Board’s ability to perform its oversight function. Throughout his career at the Company and his former positions, he has demonstrated strong technical, strategic, and operational expertise, and he possesses in-depth knowledge of the medical device industry on a global basis.

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Mark Christianson

Mr. Christianson has served as Vice President of Business Development and Marketing of NeuroOne, Inc. since December 2016 and of the Company since the Closing of the Acquisition. From May 2013 to December 2016 Mr. Christianson served as North American sales manager for Cortec Corporation. From February 2012 to May 2013 Mr. Christianson held the position of business development executive for Robert Half International. From May 2009 to February 2012 Mr. Christianson held the position of regional sales manager for PMT Corporation. Mr. Christianson studied accounting at Augsburg College in Minneapolis.

Mr. Christianson brings 15 years of high performing sales, sales management, and project management experience to the team. In addition, he also has contributed to the development and corporate strategy of the Company given his experience in the neurological field and his close relationships with key epilepsy opinion leaders.

Thomas Bachinski

Mr. Bachinski has served as Chief Development Officer of NeuroOne, Inc. since January 2017 and of the Company since the Closing of the Acquisition. From July 2015 to January 2017, Mr. Bachinski served as the vice president of research and development / engineering at Caerus Corporation, a privately held medical device company developing products for both the human medical and animal veterinarian industries. From December 2014 to the present Mr. Bachinski founded FutureWorks Innovative Engineering where technology commercialization strategies are developed and executed for a variety of clients across the medical device industry. Prior to FutureWorks, Mr. Bachinski was Vice President of research and development and director of the advanced concept development group at Empi, Inc., developing and commercializing a portfolio of neuro-stimulation devices and technologies.

We believe that Mr. Bachinski’s extensive engineering background and accomplishments in technology commercialization in the neurological market space will bring key engineering solutions and insight into our future product portfolio under development and future commercialization efforts, if approved. He holds a Master’s degree in Engineering and an MBA.

Non-Management Directors

Amer Samad

Amer Samad served as our Chief Executive Officer and a director since March 6, 2014. Mr. Samad resigned as our Chief Executive Officer upon the Closing of the Acquisition and tendered his resignation as a director effective on the 10th day following our filing of the Schedule 14F-1. Mr. Samad completed his undergraduate degree at the State University of New York at Buffalo with concentrations in Financial Analysis and Marketing. He later studied Real Estate Development and Real Estate Finance at the Massachusetts Institute of Technology and went on to found in November 2007, Samad Holdings & Construction Corp., a real estate development company based in Buffalo, New York that specializes in medical office and multi-family development in the United States and Canada. Mr. Samad earned a Masters in Business Administration degree from Columbia Business School in 2014.

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Paul Buckman

Mr. Buckman has served as the chairman of the board of directors of NeuroOne, Inc. since October 2016 and has been appointed chairman of the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1. He is currently the General Manager of TMVR for LivaNova PLC. Prior to joining LivaNova, Mr. Buckman served as chief executive officer of Conventus Orthopaedics, a Minnesota-based company specializing in peri-articular bone fracture fixation, from September 2013 until March 2017. Mr. Buckman was chief executive officer of Sentreheart, Inc., a medical technology company focused on closure of various anatomic structures, from February 2012 to September 2013. Previously, Mr. Buckman served as chief executive officer and chairman of Pathway Medical Technologies, Inc., a medical device company focused on treatment of peripheral arterial disease, from September 2008 to February 2012; as chief executive officer of Devax, Inc., a developer and manufacturer of drug eluting stents, from December 2006 to September 2008; as president of the cardiology division of St. Jude Medical, Inc., a publicly traded diversified medical products company, from August 2004 to December 2006; and as chairman of the board of directors and chief executive officer of ev3, LLC, a Minnesota-based medical device company focused on endovascular therapies that Mr. Buckman founded and developed into an $80 million business, from January 2001 to January 2004. Mr. Buckman has worked in the medical device industry for over 30 years, including 10 years at Scimed Life Systems, Inc. and Boston Scientific Corporation, a publicly traded medical device manufacturer, where he held several executive positions before becoming president of the cardiology division of Boston Scientific in January 2000. Mr. Buckman also currently serves as a business advisory board member for Bio Star Ventures, and as a director for Ablative Solutions, Inc., Aortica, Inc., Miromatrix, Inc. and Xtant Medical. He previously served as a director of Conventus Orthopaedics, Caisson Interventional LLC, Velocimed, Inc., where he was a co-founder, EndiCor, Inc., Microvena, Inc., Sunshine Heart, Inc., a publicly-held early-stage medical device company, and Micro Therapeutics, Inc. Mr. Buckman received a Master’s degree in Business Administration and Finance and a B.A. degree in Business Administration from Western Michigan University.

We believe that Mr. Buckman’s strong executive experience in medical device companies provides the Company with valuable guidance on product development and operational matters.

Suraj Kalia

Mr. Kalia has served as a member of the board of directors of NeuroOne, Inc. since March 2017 and has been appointed to the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1. He currently serves as a Managing Director and Senior Research Analyst at Northland Capital Markets, where he covers the medical technology sector, after rejoining the firm in August 2012. His previous positions include Managing Director and Senior Medical Device Analyst at Rodman & Renshaw Capital Group, Senior Vice President at Madison Williams and Company LLC, Senior Research Analyst at Piper Jaffray Companies, and Project Manager at Entegris, Inc. as part of the Business Development & Engineering groups.

Mr. Kalia has served as a member of the Advisory Board of Levitronix, LLC from 2009 till its acquisition by Thoratec Corp in 2011. He has more than 18 years of experience working in the financial and health care industries. Mr. Kalia has also served as an Adjunct Professor of Finance and taught MBA level courses on Investment Theory and Mergers & Acquisitions at University of St. Thomas.

Mr. Kalia holds the Chartered Financial Analyst (CFA) designation. He received a Master's of Business Administration degree in Finance from the University of St. Thomas in Minneapolis, a Bachelor's degree in Chemical Engineering from the Indian Institute of Technology in Bombay, India and a Master's degree in Chemical Engineering from Stevens Institute of Technology in Hoboken, N.J.

We believe that Mr. Kalia’s extensive background in the financial and medtech industry will bring important practical experience from a financial and strategic perspective. In addition, his engineering background will enable him to provide key insights with respect to the Company’s product development strategy.

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Jeffrey Mathiesen

Mr. Mathiesen has served as a member of the board of directors of NeuroOne, Inc. since April 2017 and has been appointed to the board of directors of the Company effective on the 10th day following our filing of the Schedule 14F-1. He currently serves as the Chief Financial Officer of Gemphire Therapeutics Inc., a publicly-held clinical-stage biopharmaceutical company developing therapies for patients with cardiometabolic disorders, a position he has held since September 2015. From August 2015 to September 2015 he was a consultant to Gemphire. Prior to joining Gemphire, Mr. Mathiesen served as Chief Financial Officer of Sunshine Heart, Inc., a publicly traded medical device company, from March 2011 to January 2015. From December 2005 to April 2010, Mr. Mathiesen served as Vice President and Chief Financial Officer of Zareba Systems, Inc., a manufacturer and marketer of medical products, perimeter fencing and security systems, which was purchased by Woodstream Corporation in April 2010. Mr. Mathiesen has held executive positions with publicly traded companies dating back to 1993, including vice president and chief financial officer positions. Mr. Mathiesen also serves as a director, audit committee chairman and nominating and governance committee member of Sun BioPharma, Inc., a publicly traded clinical stage biopharmaceutical company that develops therapies for pancreatic diseases. Mr. Mathiesen received a B.S. in Accounting from the University of South Dakota and is also a Certified Public Accountant.

We believe that Mr. Mathiesen brings financial insight and leadership and a wealth of experience in capital markets to the Board, as well as knowledge of public company accounting and financial reporting requirements and familiarity with the life sciences industry.

Family Relationships

There are no familial relationships between any of our officers and directors.

CORPORATE GOVERNANCE

Term of Office

Our board of directors is divided into three classes. Members of each class serve staggered three-year terms. The terms of office of directors in Class I, Class II and Class III do not expire until the annual meetings of stockholders to be held in 2018, 2019 and 2020, respectively.

The New Directors will become members of the board of directors effective ten days from the Mailing Date in the classes identified below:

Paul Buckman	Class I	2018 Annual Meeting
David Rosa	Class II	2019 Annual Meeting
Suraj Kalia	Class III	2020 Annual Meeting
Jeffrey Mathiesen	Class III	2020 Annual Meeting

Director Independence

We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. However, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that, following the effectiveness of their appointments, Messrs. Buckman, Kalia and Mathiesen, representing three of our four directors, are "independent directors" as defined under the rules of the NASDAQ Global Market. Mr. Samad, the sole director of the Company for the year ended December 31, 2016, and Mr. Rosa, one of our current directors, are not considered independent due to their service as executive officers of the Company.

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Structure and Operation of the Board

We do not have standing audit, compensation or nominating committees of our Board.  However, the full Board performs all of the functions of a standing audit committee, compensation committee and nominating committee.  The following is a brief description of these functions of the Board:

Nomination of Directors

The Board does not currently have a standing nominating committee, and thus we do not have a nominating committee charter.  Due to our small size and limited operations to date, the Board determined that it was appropriate for the entire Board to act as the nominating committee. The full Board currently has the responsibility of selecting individuals to be nominated for election to the Board. Board candidates are typically identified by existing directors or members of management.  The Board will consider director candidates recommended by stockholders.  Any such candidates will be evaluated on the same basis as other candidates being evaluated by the Board.  Information with respect to such candidates should be sent to NeuroOne Medical Technologies Corporation, c/o Mr. David Rosa, 10006 Liatris Lane, Eden Prairie, Minnesota 55347. The Board considers the needs for the Board as a whole when identifying and evaluating nominees and, among other things, considers diversity in background, age, experience, qualifications, attributes and skills in identifying nominees, although it does not have a formal policy regarding the consideration of diversity.

Audit Committee Related Function

We do not have a standing audit committee, and thus we do not have an audit committee charter. Due to our small size and limited operations to date, the Board determined that it was appropriate for the entire Board to act as the audit committee. The Board reviews with management and the Company’s independent public accountants the Company’s financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent accountants upon the financial condition of the Company and its accounting controls and procedures and such other matters as the Board deems appropriate. During fiscal year 2016, the Board met one time with respect to audit committee related matters.  Because the Company’s common stock is traded on the Over the Counter Pink Open Market, the Company is not subject to the listing requirements of any securities exchange regarding audit committee related matters.

The Board currently consists of four directors: Mr. Rosa, Mr. Buckman, Mr. Kalia and Mr. Mathiesen.

Report of Board on Audit Related Matters

In discharging its responsibility for oversight of the audit process, the Board obtained from the Company’s newly appointed independent auditors, BDO USA, LLP (“BDO”), a formal written statement describing any relationships between the auditors and the Company that might bear on the auditors’ independence, consistent with the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.”  In addition, the Board discussed with the auditors any relationships that might impact the auditors’ objectivity and independence.  The Board is satisfied as to the auditors’ independence.

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Audit Committee Financial Expert

We do not have an audit committee financial expert, because we do not have an audit committee.

Risk Oversight

The Board’ risk oversight is administered primarily through the following:

•	review and approval of an annual business plan;
•	review of a summary of risks and opportunities at meetings of the Board;
•	review of business developments, business plan implementation and financial results;
•	oversight of internal controls over financial reporting; and
•	review of employee compensation and its relationship to our business plans.

Due to the small size and early stage of the Company, we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.

Compensation Committee Related Function

The Board does not currently have a standing compensation committee, and thus we do not have a compensation committee charter. Due to our small size and limited operations to date, the Board determined that it was appropriate for the entire Board to act as the compensation committee. The full Board currently has the responsibility for reviewing and establishing compensation for executive officers and making policy decisions concerning salaries and incentive compensation for executive officers of the Company.

The Company’s executive compensation program is administered by the Board, which determines the compensation of the Chief Executive Officer and other executive officers of the Company. In reviewing the compensation of the individual executive officers (other than the Chief Executive Officer), the Board considers the recommendations of the Chief Executive Officer, published compensation surveys and current market conditions.

Communication with Stockholders

Stockholders wishing to communicate with the Board can send an email to daver@neurooneinc.com or write or telephone David Rosa at the Company’s corporate offices:

NeuroOne Medical Technologies Corporation

c/o David Rosa

10006 Liatris Lane

Eden Prairie, Minnesota 55347

Telephone: 952-237-7412

All such communication must state the type and amount of Company securities held by the shareholder and must clearly state that the communication is intended to be shared with the Board.  Mr. Rosa will forward all such communications to the members of the Board.

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Code of Business Conduct and Ethics

Our Board has not yet adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive officers, but we intend to adopt a code of business conduct and ethics following the Closing of the Acquisition.

Director Meetings and Stockholder Meeting Attendance

Mr. Samad was the sole director of the Company during 2016, and as such, the Company held no board meetings in 2016. The Company did not hold an annual stockholders' meeting during 2016.

Family Relationships

See information contained in “Directors, Executive Officers, Promoters and Control Persons – Family Relationships” above.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since January 1, 2015 to which NeuroOne, Inc. has been a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of the Company’s total assets as of December 31, 2016, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Executive Compensation."

NeuroOne LLC Merger into NeuroOne, Inc.

NeuroOne, Inc.’s predecessor company, NeuroOne LLC (the “LLC”), was formed as a limited liability company in Minnesota on December 13, 2013 and merged with and into NeuroOne, Inc. on October 27, 2016. The founder and sole member of the LLC received, upon the effectiveness of the merger, in consideration for the cancellation of his membership interests in the LLC, 5,000 shares of common stock of NeuroOne, Inc. The holders of shares of common stock of NeuroOne, Inc., including David Rosa, our Chief Executive Officer and Director, Mark Christianson, our Vice President of Marketing and Sales, and Wade Fredrickson, our former Vice President of Therapy and Product Development, received, upon the effectiveness of the Merger, one share of common stock of NeuroOne, Inc. for every three shares of common stock of NeuroOne, Inc. held pre-Merger.

NeuroOne, Inc. Founders Shares

In October 2016, prior to the Merger, NeuroOne, Inc. issued 301,670 NeuroOne Shares as founders’ shares in a private placement to seven individuals (who were all accredited investors), including David Rosa, our Chief Executive Officer and Director, Mark Christianson, our Vice President of Marketing and Sales, and Wade Fredrickson, our former Vice President of Therapy and Product Development. The value applied to the shares issued was $0.03 per NeuroOne Share based on a valuation utilizing a weighted average market value of invested capital methodology. In June 2017, the purchase price owed by the seven individuals for the founders’ shares under their respective subscription agreements totaling $9,050 was forgiven by the Company in its entirety. For more information, see “Item 3.02 –Unregistered Sales of Equity Securities” in our Current Report on Form 8-K filed on July 20, 2017.

Stockholders Agreement

In connection with the issuance of founders’ shares described above, NeuroOne, Inc. entered into a stockholders agreement with the recipients of founders’ shares, which was also executed by the recipients of NeuroOne Shares subsequent to the execution of the stockholders agreement.

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The stockholders agreement, among other things, grants certain of our stockholders drag-along rights and preemptive rights with respect to NeuroOne Shares issued in subsequent offerings. The parties to the stockholders agreement agreed to vote their NeuroOne Shares to ensure that the board size and composition is as directed by the then current NeuroOne Board and designated David A. Rosa and Paul Buckman as the initial directors of NeuroOne, Inc. The stockholders agreement, by its terms, terminated at the Closing of the Acquisition. The stockholders agreement is filed as an exhibit to this Report and is incorporated herein by reference.

Issuance of NeuroOne, Inc. Notes and Warrants

Our Board of Directors approved a Note and Warrant financing for gross proceeds of up to $1.5 million in November 2016 and increased such financing authority to $2.5 million in June 2017. Between November 2016 and June 2017, NeuroOne, Inc. issued Notes and Warrants to investors in a private placement, including, in June 2017, a Note for $50,000 and Warrants to the founder and sole owner of the LLC. For more information, see “Item 11. Description of Capital Stock—Convertible Promissory Notes” and “Item 11. Description of Capital Stock—Warrants” in our Current Report on Form 8-K filed on July 20, 2017.

Mayo Development Agreement

Pursuant to the Mayo Development Agreement, we have agreed to license worldwide (i) certain know how for the development and commercialization of products, methods and processes related to flexible circuit thin film technology for the recording of tissue and (ii) the products developed therefrom, and to partner with Mayo to assist the Company in the investigation, research application, development and improvement of such technology. Mayo has agreed to assist us by providing access to the Mayo Principal Investigators in developing a minimally invasive device/delivery system and procedure for a minimally invasive approach for the implantation of our cortical thin film flexible circuit technology developed by the Company, including prototype development, animal testing, protocol development for human and animal use, abstract development and presentation and access to and license of any intellectual property that the Mayo Principal Investigators develop relating to the procedure.

Whether or not any such technology, product, method, process, device, delivery system or minimally invasive approach is developed or approved, we agreed, in consideration for Mayo’s efforts under the Mayo Development Agreement, to pay Mayo a cash payment of approximately $92,000 on the earlier of September 30, 2017 or the date we raise a minimum amount of financing, and on May 25, 2017, NeuroOne, Inc. issued Mayo 50,556 NeuroOne Shares pursuant to a Subscription Agreement, pursuant to which Mayo became a holder of over 5% of NeuroOne, Inc.’s outstanding common stock. Finally, we have agreed to pay Mayo a royalty equal to a single-digit percentage of our product sales pursuant to the Mayo Development Agreement. Mayo may purchase any developed products licensed under the Mayo Development Agreement at the best price offered by us to the end user in the prior year. The Mayo Development Agreement generally will expire in October 2034, unless the Mayo know-how and improvements under the Mayo Development Agreement remain in use, and the Mayo Development Agreement may be terminated by Mayo for cause or under certain circumstances.

For additional information regarding the Mayo Development Agreement and our past breach thereof, see “Risk Factors—We depend on our partnership with Mayo Foundation for Medical Education and Research to license certain know how for the development and commercialization of our technology. Termination of this partnership would harm our business, and even if this partnership continues, it may not be successful” in our Current Report on Form 8-K filed on July 20, 2017.

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The Placement Agent

The placement agent of NeuroOne, Inc. for the private placement of the Notes and Warrants, HRA Capital, is affiliated with two of our greater than 5% stockholders, Chromium 24 LLC and Lifestyle Healthcare LLC. Pursuant to the engagement letter with such placement agent, NeuroOne, Inc. owes the placement agent a cash fee of $113,610 (8% of the gross proceeds received to date from certain Note and Warrant investors) and is obligated to issue to the placement agent a Warrant to purchase shares of common stock (or common stock equivalents) in an amount equal to 8% of the common stock purchased by certain investors in the private placement, which Warrant is expected to have an exercise price of $2.00 per Company Share. The placement agent Warrant will be immediately exercisable and expire five years from the date of issuance. The exercise price and number of the shares of our common stock issuable upon exercising the placement agent Warrant will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization, business combination or similar transaction, as described therein. Under the engagement letter, the placement agent is further entitled to receive warrants to purchase common stock in an amount equal to 10% of the common stock (or common stock equivalents) purchased by certain investors in subsequent equity financing rounds. Such warrants will have an exercise price determined in relation to the pricing of the subsequent financing and will be immediately exercisable once issued and have a term of 5 years.

We also received a short-term unsecured loan for $50,000 in November 2016 from the placement agent. We incurred no fees or interest costs related to such temporary loan and repaid it in full in February 2017.

The Acquisition

Pursuant to the Merger Agreement for the Acquisition whereby NeuroOne, Inc. became a wholly-owned subsidiary of the Company, each holder of NeuroOne Shares outstanding immediately prior to the Closing received Company Shares in exchange therefore based on the Exchange Ratio, with all fractional shares rounded down to the nearest whole share. Accordingly, we issued 793,822, 1,423,206 and 2,840,731 Company Shares to Messrs. Rosa, Christianson and Fredrickson, respectively, 34,020 Company Options to each of Messrs. Buckman, Kalia and Mathiesen and 859,976 Company Shares to Mayo, a holder of over 5% of our outstanding common stock. All of the Company Shares held by Mr. Samad prior to the Closing of the Acquisition were cancelled by us upon the Closing pursuant to the terms of the Merger Agreement. The Merger Agreement also provides that Mr. Rosa be appointed as a director of the Company upon the Closing of the Acquisition.

Indemnification Agreements

Our certificate of incorporation contains provisions limiting the liability of directors, and our bylaws provides that we indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with our directors and our executive officers. For more information regarding these agreements, see "Executive Compensation—Limitations on Liability and Indemnification Matters."

Related Person Transaction Policy

The Board reviews, approves and oversees any transaction between us and any related person and any other potential conflict of interest situations on an ongoing basis, in accordance with our policies and procedures, and develops policies and procedures for the approval of related party transactions. Prior to consideration of a transaction with a related person, the material facts as to the related person's relationship or interest in the transaction are disclosed to the disinterested directors. The transaction is not approved unless a majority of the members of the Board who are not interested in the transaction approve the transaction. The Board takes into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third-party under the same or similar circumstances and the extent of the related person's interest in the related person transaction. Our current policy with respect to approval of related person transactions is not set forth in writing.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires our directors, executive officers and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To the Company’s knowledge, none of the officers, directors or stockholders of the Company were delinquent in making any Section 16(a) filings in 2016.

EXECUTIVE COMPENSATION

All NeuroOne Shares were converted into Company Shares and all NeuroOne Options were converted into Company Options in connection with the Closing of the Acquisition pursuant to the Exchange Ratio. The share and per share information included in this "Executive Compensation" section gives effect to the conversion of such shares and options in the Acquisition, except as otherwise reflected below.

NeuroOne, Inc.’s named executive officers for the year ended December 31, 2016 were:

•	Dave Rosa, Chief Executive Officer and President
•	Wade Fredrickson, former Vice President of Therapy and Product Development
•	Mark Christianson, Vice President of Marketing and Sales

Amer Samad, the Company’s sole named executive officer and director for the years ended December 31, 2016 and 2015 did not receive any compensation for services rendered to us.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers of NeuroOne, Inc. for the year ended December 31, 2016.

Name and Principal Position	Salary ($)		Stock Awards(1) ($)	All Other Compensation ($)		Total ($)

Dave Rosa, Chief Executive Officer and President	75,000	(2)	—	2,898	(3)	79,298

Wade Fredrickson, former Vice President, Market Development(4)	16,667	(5)	—	204	(6)	21,881

Mark Christianson, Vice President, Business Development and Marketing	16,667	(7)	—	830	(8)	20,007

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(1) In October 2016, NeuroOne, Inc. issued 301,670 NeuroOne Shares as founders’ shares to seven individuals, including the three named executive officers above. The investors did not pay the purchase price for the shares. The purchase price owed by the seven individuals for the founders’ shares under their respective subscription agreements totaling $9,050 was recorded as share subscription receivable in 2016. The receivable was forgiven in June 2017 and will be reportable as compensation in 2017.

(2) Represents the salary earned by Mr. Rosa for his service from October 5, 2016, the effective date of his employment, through the end of 2016.

(3) Represents an $800 per month car allowance commencing in October 2016 and a $498 life insurance premium paid in 2016.

(4) Mr. Fredrickson was no longer an officer of the Company as of June 28, 2017.

(5) Represents the salary earned by Mr. Fredrickson for his service from December 1, 2016, the effective date of his employment, through December 31, 2016.

(6) Represents a $204 life insurance premium paid in 2016.

(7) Represents the salary earned by Mr. Christianson for his service from December 1, 2016, the effective date of his employment, through December 31, 2016.

(8) Represents a $500 per month car allowance, which was received for December 2016, and a $330 life insurance premium paid in 2016.

Narrative to Summary Compensation Table

Our board of directors sets the annual compensation for our named executive officers. As we are a development-stage company and commenced our operational efforts in 2016, we have not hired a compensation consultant and do not currently target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives.

Our subsidiary, NeuroOne, Inc., entered into an employment agreement with Mr. Rosa in October 2016 that establishes his base salary and target bonus opportunity. Mr. Fredrickson’s and Mr. Christianson’s base salaries and bonus opportunities were established in offer letters negotiated in connection with their hiring. In connection with the Acquisition, the named executive officers of NeuroOne, Inc. were appointed as officers of the Company, and we assumed those employment arrangements and entered into an amended and restated employment agreement with Mr. Rosa.

Except for car allowances provided to Mr. Rosa and Mr. Christianson and payment of a portion of the premiums for life, medical and disability insurance for all employees, NeuroOne, Inc. did not, and we do not, provide perquisites or personal benefits to our named executive officers.

Employment Agreements

Our subsidiary, NeuroOne, Inc. entered into a written employment agreement with Mr. Rosa, as described below. Each of our named executive officers has also executed our standard form of proprietary information, inventions assignment and non-competition agreement.

In October 2016, NeuroOne, Inc. entered into an employment agreement with Mr. Rosa that governs the terms of his employment with us. Pursuant to the agreement, Mr. Rosa is entitled to an annual base salary of $300,000 per year, and is eligible to earn an annual performance bonus of up to 40% of his base salary, as determined by our board of directors. On the effective date of his employment, Mr. Rosa was also entitled to an equity award equal to 14% of the fully diluted equity of Neuro One, Inc.

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The employment agreement provides for an at-will arrangement and may be terminated by Mr. Rosa or NeuroOne, Inc. at any time, with or without cause. If NeuroOne, Inc. terminates Mr. Rosa’s employment without cause or if Mr. Rosa resigns for good reason, Mr. Rosa is eligible to receive a continuation of his base salary in effect on the termination date for 12 months and a prorated portion of his annual performance bonus, if any, based upon the number of full months during the year of termination in which Mr. Rosa was employed. All severance payments related to his annual base salary will be paid in equal monthly installments in accordance with our regular payroll practices; however, the initial payment will not be made until the first regular monthly payroll date that is more than 60 days after the termination date. Any severance payment related to his annual performance bonus will be made at the same time annual bonuses are paid to other employees.

If Mr. Rosa’s employment is terminated without cause or Mr. Rosa resigns for good reason within two years of a change in control, the annual base salary severance payments will increase from 12 months to 18 months and will be paid on the first payroll date that is more than 60 days after Mr. Rosa’s last date of employment.

In order to receive any severance payments, Mr. Rosa must deliver a general release to NeuroOne, Inc. and must not be in material breach of any other agreement between Mr. Rosa and NeuroOne, Inc. In the event Mr. Rosa materially breaches any agreement while still receiving severance payments, all benefits will cease being paid.

NeuroOne, Inc. 2016 Equity Incentive Plan

In October 2016 NeuroOne, Inc.’s board of directors adopted and its stockholders approved the 2016 Equity Incentive Plan, or the 2016 Plan. In connection with the Acquisition, we assumed the 2016 Plan. As of the Closing of the Acquisition, there were outstanding Company Options to purchase a total of 365,716 Company Shares issued and outstanding under the 2016 Plan and 215,453 restricted Company Shares had been granted under the 2016 Plan. Upon the closing of the Acquisition, we anticipate that no additional awards will be granted under the 2016 Plan, and all awards will be granted under the 2017 Plan.

Description of the Plan

The 2016 Plan authorizes the board of directors to provide incentive compensation in the form of stock options, stock appreciation rights and restricted stock and stock units. Under the 2016 Plan, the board of directors is authorized to issue up to 58,333 shares (pre-Acquisition).

Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2016 Plan. Our board of directors may also delegate to one or more of its officers the authority to (1) designate officers and employees to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2016 Plan, our board of directors or the authorized committee, referred to therein as the plan administrator, determines recipients, dates of grant, the numbers and types or combination of types of stock awards to be granted and the terms and conditions of the stock awards, including the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator also determines the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

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The plan administrator has the authority to modify outstanding awards under the 2016 Plan. Subject to the terms of the 2016 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options

The plan administrator determines the term of stock options granted under the 2016 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provides otherwise, if an optionholder’s service relationship with the Company, or any of its affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws. If an optionholder’s service relationship with the Company or any of its affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise his or her options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate upon the termination date of the individual. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option is determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) the tender of shares of the Company’s common stock previously owned by the optionholder, (3) a net exercise of the option if it is a non-qualified stock option, or NSO, (4) a deferred payment or similar arrangement with the optionholder, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death. The board of directors may also permit transfer of options to a trust provided certain conditions are met.

The aggregate fair market value, determined at the time of grant, of the Company’s common stock with respect to Incentive Stock Options, or ISOs, that are exercisable for the first time by an optionholder during any calendar year under all of the Company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit are generally treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Changes in Capital Structure

In the event that there is a specified type of change in the Company’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2016 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

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Other Corporate Transactions

In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of stock awards outstanding under the 2016 Plan by a surviving or acquiring entity or parent company;

•	arrange for the reacquisition or repurchase rights held by the Company to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	terminate unexercised stock awards held by participants no longer employed by the Company and that have not been assumed, continued or substituted; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price applicable to the stock award.

The Company’s plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2016 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of the Company’s consolidated assets, (2) a sale or other disposition of at least 90% of the Company’s outstanding securities, (3) a merger, consolidation or similar transaction following which the Company is not the surviving corporation, or (4) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Company Shares outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and the Company that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control transaction. For example, certain of the Company’s employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with the Company) in connection with a change of control. Under the 2016 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of the Company’s combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which the Company’s stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or license or other disposition of all or substantially of the Company’s consolidated assets.

2017 Equity Incentive Plan

In April 2017, our board of directors adopted and our stockholders approved the 2017 equity incentive plan, or the 2017 Plan. The 2017 Plan is designed to provide a vehicle under which a variety of stock-based and other awards can be granted to the Company’s employees, consultants and directors, which will align the interests of award recipients with those of our stockholders, reinforce key goals and objectives that help drive stockholder value, and attract, motivate and retain experienced and highly qualified individuals who will contribute to the Company’s financial success. The board of directors believes that the 2017 Plan will serve a critical role in attracting and retaining high caliber employees, consultants and directors essential to our success and in motivating these individuals to strive to meet our goals.

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Shares Available Under the Plan

The 2017 Plan authorizes the compensation committee or board of directors to provide incentive compensation in the form of stock options, stock appreciation rights, restricted stock and stock units, performance shares and units and other stock-based awards. Under the 2017 Plan, the compensation committee is authorized to issue up to 1,300,000 shares, subject to adjustment as provided below.

Section 162(m) Tax Considerations

The 2017 Plan is designed to help us comply with the rules relating to our ability to deduct in full for federal income tax purposes the compensation recognized by our executive officers in connection with certain types of awards. Section 162(m) of the Internal Revenue Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or any of the three other most highly compensated officers of a publicly held company other than the chief financial officer. However, qualified performance-based compensation is excluded from this limit. To enable compensation in connection with stock options, stock appreciation rights, certain restricted stock and restricted stock unit awards, performance shares, performance units and certain other stock-based awards granted under the 2017 Plan that are intended to qualify as “performance-based” within the meaning of Section 162(m) of the Code to be deductible, the stockholders were asked to approve certain material terms of the 2017 Plan. By approving the 2017 Plan, the Consenting Stockholder specifically approved, among other things:

•	the eligibility requirements for participation in the 2017 Plan;
•	the maximum number of shares for which stock-based awards may be granted to an employee in any fiscal year; and
•	the performance measures that may be used by the compensation committee to establish the performance goals applicable to the grant or vesting of awards of restricted stock, restricted stock units, performance shares, performance units and other stock-based awards that are intended to result in qualified performance-based compensation.

While we believe that compensation provided by such awards under the 2017 Plan generally will be deductible by us for federal income tax purposes, under certain circumstances, such as a change in control, compensation paid in settlement of certain awards may not qualify as performance-based. In addition, Section 162(m) of the Code imposes a number of other requirements that must be met in order for awards to qualify for deduction under the Code. Accordingly, there can be no assurance that awards under the 2017 Plan will be fully deductible under all circumstances. In addition, other awards under the 2017 Plan which are not intended to satisfy these “performance-based” compensation requirements generally will not so qualify. To the extent that such compensation, when added to other non-exempt compensation, exceeds $1 million in any given year paid to certain executives, then the amount in excess of $1 million will be subject to the deduction limitations of Section 162(m) of the Code.

Description of the 2017 Plan

Authorized Shares. The maximum number of shares of our common stock that may be issued under the 2017 Plan, is 1,300,000 shares. In addition, the number of shares of our common stock reserved for issuance under our 2017 Plan will automatically increase on January 1st of each calendar year, starting on January 1, 2018 through January 1, 2027, in an amount equal to 13.0% of the total number of fully-diluted shares of our common stock as of December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under the 2017 Plan is 1,300,000.

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Shares subject to awards granted under the 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2017 Plan. Additionally, shares become available for future grant under the 2017 Plan if they were issued under stock awards under the 2017 Plan and if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2017 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;
•	the exercise, purchase, or strike price of stock awards, if any;
•	the number of shares subject to each stock award;
•	the vesting schedule applicable to the awards, together with any vesting acceleration; and
•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2017 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;
•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or
•	any other action that is treated as a repricing under generally accepted accounting principles.

Section 162(m) Limits. At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 1,300,000 shares of our common stock under the 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights, and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, under the 2017 Plan, in a calendar year, no participant may be granted a performance stock award covering more than 1,300,000 shares of our common stock or a performance cash award having a maximum value in excess of $1 million. These limitations are designed to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code.

Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

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Restricted Stock Unit Awards. Restricted Stock Units (“RSUs”) are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, new and supplemental indications for existing products, and product supply); (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of phases of clinical trials and/or studies by specific dates; (xliii) acquisition of new customers, including institutional accounts; (xliv) customer retention and/or repeat order rate; (xlv) number of institutional customer accounts; (xlvi) budget management; (xlvii) improvements in sample and test processing times; (xlviii) regulatory milestones; (xlix) progress of internal research or clinical programs; (l) progress of partnered programs; (li) partner satisfaction; (lii) milestones related to samples received and/or tests run; (liii) expansion of sales in additional geographies or markets; (liv) research progress, including the development of programs; (lv) patient samples processed and billed; (lvi) sample processing operating metrics (including, without limitation, failure rate maximums and reduction of repeat rates); (lvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (lviii) and to the extent that an award is not intended to constitute “qualified performance-based compensation” under Section 162(m) of the Code, other measures of performance selected by the board of directors.

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The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors or committee (as applicable) (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, the board of directors or committee (as applicable) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to any regulatory body. In addition, subject to certain limitations, the board of directors or committee (as applicable) retains the discretion to reduce or eliminate the compensation or economic benefit due on attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance cash award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares that may be issued on the exercise of incentive stock options, (3) the class and maximum number of shares subject to stock awards that can be granted to a person in a calendar year (as established under the 2017 Plan under Section 162(m) of the Code), and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

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Corporate Transactions. The 2017 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our Common Stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;
•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;
•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction;
•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;
•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, or no payment, as determined by the board; or
•	make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

In the event of a change in control, awards granted under the 2017 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2017 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license, or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders, and (4) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under the 2017 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2017 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted the 2017 Plan. No stock awards may be granted under the 2017 Plan while it is suspended or after it is terminated.

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New Plan Benefits

A new plan benefits table for the 2017 Plan and the benefits or amounts that would have been received by or allocated to participants for the last completed fiscal year under the 2017 Plan if the 2017 Plan was then in effect, are not provided because all awards made under the 2017 Plan will be made at the board of directors or compensation committee’s discretion, subject to the terms of the 2017 Plan. Therefore, the benefits and amounts that will be received or allocated under the 2017 Plan are not determinable at this time.

Dissenters’ Rights

Our stockholders are not entitled to dissenters’ rights with respect to the 2017 Plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation and bylaws limit our directors' liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director's duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our certificate of incorporation and our bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys' fees and disbursements) in advance of the final disposition of the proceeding.

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In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We are procuring a directors' and officers' insurance policy pursuant to which our directors and officers are insured against certain liability for actions taken in their capacities as directors and officers. We believe that these provisions in our certificate of incorporation and bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Non-Employee Director Compensation

All NeuroOne Shares were converted into Company Shares and all NeuroOne Options were converted into Company Options in connection with the Closing of the Acquisition pursuant to the Exchange Ratio. The share and per share information included in this "—Non-Employee Director Compensation " section gives effect to the conversion of such shares and options in the Acquisition.

We have not historically paid cash retainers or other cash compensation with respect to service on the Board, except for reimbursement of direct expenses incurred in connection with the business of the Company. The Company grants stock options to its non-employee directors in connection with their appointment to the Board under the Company’s 2016 Equity Incentive Plan. In April 2017, NeuroOne, Inc. granted an option to purchase 2,000 NeuroOne Shares (34,020 Company Shares) to each of Mr. Buckman, Mr. Kalia and Mr. Mathiesen, at an exercise price of $0.59 per NeuroOne Share ($0.035 per Company Share).

Director Compensation Table

Paul Buckman was the only non-employee director of NeuroOne, Inc. during the year ended December 31, 2016; no compensation was paid to Mr. Buckman during the year ended December 31, 2016. David Rosa, our Chief Executive Officer, was a NeuroOne, Inc. director during the year ended December 31, 2016, but did not receive any additional compensation for his service as a director. Mr. Rosa’s compensation as an executive officer is set forth under "Executive Compensation—Summary Compensation Table."

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 20, 2017	NeuroOne Medical Technologies Corporation

	By:	/s/ David Rosa
David Rosa
Chief Executive Officer

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